COMMENTS RECEIVED ON NOVEMBER 18, 2011

FROM EDWARD BARTZ

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Short Duration Fund, Strategic Advisers Small-Mid Cap Multi-Manager Fund

POST-EFFECTIVE AMENDMENT NOS. 17 & 20

1. Strategic Advisers Short Duration Fund

"Fund Summary" (prospectuses)

"Fee Table"

"[[X] Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed __% of the fund's average daily net assets.] [In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [0.25%] of the fund's average daily net assets. This arrangement will remain in effect through [Month] [Day], [Year], unless terminated or modified earlier with the approval of the fund's Board of Trustees.]"

C: The Staff requests confirmation that the agreement will be provided as an exhibit to the registration statement.

R: We confirm that the agreement will be filed as an exhibit to the registration statement.

2. Strategic Advisers Short Duration Fund

"Fund Summary" (prospectus)

"Fee Table"

"[[X] Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed __% of the fund's average daily net assets.] [In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [0.25%] of the fund's average daily net assets. This arrangement will remain in effect through [Month] [Day], [Year], unless terminated or modified earlier with the approval of the fund's Board of Trustees.]"

C: The Staff would like confirmation that the fee waiver discussed in the above footnote will remain in effect one year or more from the effective date of the registration statement.

R: The fee waiver agreement will remain in effect for at least one year from the effective date of the registration statement, unless terminated earlier by the Board, in which case the prospectus will be supplemented accordingly. Please note that we will update the disclosure in the footnote regarding the duration of the waiver, as indicated below, in order to standardize the disclosure for this fund with disclosure to be used for other Fidelity funds. (underlined added; ~~struck through~~ deleted)

"[[X] Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed __% of the fund's average daily net assets.] [In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [0.25%] of the fund's average daily net assets. This arrangement will remain in effect through September 30, 2014. ~~[Month] [Day], [Year], unless terminated or modified earlier with the approval of the fund's Board of Trustees.~~ Strategic Advisers may not discontinue or modify this arrangement without the approval of the fund's Board of Trustees."

3. Strategic Advisers Short Duration Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that a description of the fund's short duration strategy be added to the "Principal Investment Strategies" section.

R: Pursuant to SEC guidance, a fund that uses a name suggesting a particular duration may use any reasonable definition of the terms used as long as the definition is explained in the fund's prospectus and is not inconsistent with the common usage. In addition, the Staff has taken the position that it expects a fund with "short duration" in its name to maintain a dollar weighted average maturity of three years or less. The current disclosure in the fund's "Principal Investment Strategies" section is consistent with SEC guidance. In addition, we do not expect the duration of the fund's portfolio to be inconsistent with the sensitivity to interest rates that the common usage of the term "short" suggests. Accordingly, we have not included additional information regarding the fund's short duration strategy.

4. Strategic Advisors Short Duration Fund

"Investment Details" (prospectus)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff questioned whether a fixed or variable rate is used on this side of the swaps.

R: The fund expects to use both fixed and variable rate swaps.

5. All Funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Pursuant to an exemptive order granted by the Securities and Exchange Commission (SEC), Strategic Advisers, Inc. (Strategic Advisers) is permitted, subject to the approval of the Board of Trustees, to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements. Subject to oversight by the Board of Trustees, Strategic Advisers has the ultimate responsibility to oversee the fund's sub-advisers and recommend their hiring, termination, and replacement. In the event the Board of Trustees approves a sub-advisory agreement with a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement."

C: The Staff questions why this language is included in the "Principal Investment Strategies" section and requests that the language be removed from the "Fund Summary" section of the prospectus.

R: We consider Strategic Advisers' operation as a "manager of managers" to be directly related to each fund's utilization of multiple sub-advisers as part of its principal investment strategies and believe the disclosure of the funds' principal investment strategies would not be complete if this disclosure were omitted. Further, were we to remove this disclosure from the "Fund Summary" section, shareholders that receive a stand-alone summary prospectus (if and when used) would not be aware of Strategic Advisers' operation as a "manager of managers" in connection with implementing the funds' principal strategies. Accordingly we have not removed the disclosure.

6. Strategic Advisers Short Duration Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add derivatives risk to the "Principal Investment Risks" section.

R: We believe that the disclosure in the "Fund Summary" section appropriately discloses the fund's principal investment risks, and accordingly have not added disclosure. We call the Staff's attention to the "Leverage Risk" disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section.

7. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"You could lose money by investing in the fund."

C: The Staff requests that we state that each fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, pursuant to Item 4(b)(1)(iii) of Form N-1A.

R: We are aware that Form N-1A requires such disclosure for money market funds and funds that are advised by or sold through an insured depository institution. Because this fund is neither a money market fund nor sold through or advised by a depository institution, we believe that the requested disclosure is not required pursuant to Form N-1A. Accordingly, we have not added the disclosure.

8. Strategic Advisers Short Duration Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In addition, the fund normally maintains a dollar-weighted average maturity of three years or less. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated maturity."

C: The Staff would like confirmation that the methodology used to estimate is consistent with Item 63 of Form N-SAR.

R: The methodology used to calculate the fund's average maturity is consistent with Item 63 of Form N-SAR.

9. Strategic Advisers Short Duration Fund

"Investment Details" (prospectus)

"Principal Investment Strategies"

"The fund may engage in transactions that have a leveraging effect, including investments in derivatives, regardless of whether it may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund may invest a significant portion of its assets in these types of investments. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. The fund may engage in these transactions to increase or decrease its exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

C: The Staff questioned whether the fund will write credit default swaps.

R: As indicated in the prospectus, the fund may use credit default swaps to increase or decrease its exposure to credit qualities or other factors that affect security values, or to gain or reduce exposure to an underlying asset or instrument. Using credit default swaps is consistent with the fund's principal investment strategy. By using credit default swaps the economic position of the fund is similar to having bought the underlying issuer's debt directly.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee may also engage professional search firms to help identify potential Independent Trustee candidates with experience, qualifications, attributes, and skills consistent with the Statement of Policy. Additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, may be considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. Strategic Advisers Small-Mid Cap Multi-Manager Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

13. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Strategic Advisers Short Duration Fund)

"The fund is not available for sale to the general public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

14. All funds

Tandy Representations (prospectuses and SAI s)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.